Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

($ in millions except ratio data)

	Three Months Ended March 31, 2009	Years Ended December 31,
		2008	2007	2006	2005	2004
Income Before Taxes	$1,783.0	$9,931.7	$3,492.1	$6,341.9	$7,485.7	$8,157.0
Add (Subtract):
One-third of rents	15.6	74.8	66.4	67.8	68.2	71.9
Interest expense, gross	60.7	251.3	384.3	375.1	385.5	293.7
Interest capitalized, net of amortization	10.0	40.9	31.8	29.4	(1.0)	(21.3)
Equity (income) loss from affiliates, net of distributions	(129.2)	(493.7)	(454.3)	(362.5)	(615.9)	(421.2)

Earnings as defined	$1,740.1	$9,805.0	$3,520.3	$6,451.7	$7,322.5	$8,080.1

One-third of rents	$15.6	$74.8	$66.4	$67.8	$68.2	$71.9
Interest expense, gross	60.7	251.3	384.3	375.1	385.5	293.7
Preferred stock dividends	36.3	145.0	158.1	166.0	166.7	207.1

Fixed Charges	$112.6	$471.1	$608.8	$608.9	$620.4	$572.7

Ratio of Earnings to Fixed Charges	15	21	6	11	12	14

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies. Interest expense does not reflect interest on Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, (“FIN 48”) liabilities.